EXHIBIT 3.E

AMENDMENTS TO AMENDED AND RESTATED BY-LAWS OF GREIF BROS.

CORPORATION

(a)	Article II, Section 1 shall be deleted and the following shall be inserted in lieu thereof:

“Section 1. Number of Directors. Until changed in accordance with the provisions of Article IX, below, the number of Directors of the Corporation shall be eight (8).”

(b)	Article II, Section 5 shall be deleted and the following shall be inserted in lieu thereof:

“Section 5. Vacancies. Vacancies in the Board of Directors, including any vacancy resulting from newly created directorships, may be filled by a majority vote of the remaining Directors until an election to fill such vacancies or newly created directorships as the case may be, is had. Stockholders entitled to elect Directors shall have the right to fill any vacancy on the Board (whether the same has been temporarily filled by the remaining Directors or not) at any meeting of the stockholders called for that purpose, and any Directors elected at any such meeting of stockholders shall serve until the next annual election of Directors and until their successors are elected and qualified.”

(c)	Article II shall be amended by inserting the following provision as Section 9:

“Section 9. Nominations for Directors. At any meeting of stockholders held for the election of one or more Directors, a person may be nominated for election as a Director of the Company only in accordance with the procedures set forth in the Charter of the Company’s Nominating and Corporate Governance Committee.”